

January 27, 2014

Via E-mail
Mr. Paul A. Maleh
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street
Boston, MA 02116-5092

> **Re:** **CRA International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **File No. 000-24049**
> **Response dated December 18, 2013**
> **Filed March 8, 2013**

Dear Mr. Maleh:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 4, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Financial Statements

2. Prepaids and Other Assets, FS-16
5. Other Assets, page FS-18

1. We note from your response to comment two that you account for your forgivable loans as amortizable "deferred compensation arrangements". As such, they differ from your term loan receivables which are "repaid" and which do not represent deferred compensation. In future filings, please disclose these assets separately in accordance with Rules 5-02.8 and 5-02.17 of Regulation S-X.

Mr. Paul A. Maleh
CRA International, Inc.
January 27, 2014
Page 2

2. We note in the second paragraph on page 17 that on occasion you may forgo legal action or recovery for violation of restrictive covenant agreements. Tell us whether your practice of such forbearance extends to collection of forgivable loans. If so, explain to us how you determine that your forgivable loans ordinarily benefit future periods through the *full* contractual term of the forgivable loan. Also, quantify for us the amounts of principle and accrued interest not collected when due in each reporting period as a result of a decision to not pursue collection upon termination of a relationship with an expert.

3. We note in your response, term loans were repaid upon the commencement of the relationship with the company. Tell us if it has been your practice to rollover a term loan into a forgivable loan upon the commencement date of the relationship. If so, explain to us your consideration of this practice when determining whether to classify a term loan as a current asset.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director